MASTER SERVICES AGREEMENT – NO. MSA_MPG_XXX_2023_001

This Master Services Agreement (the “Agreement”) is made effective as of [Month day], 2023

Between:

MINE PLUS GROUP, a United States of America company having an office at 1309 Coffeen Avenue STE 10409, Sheridan, WY, USA (“Mine Plus”);

and

C3Bullion, Inc., a Delaware corporation, having an office at 875 N. Michigan Avenue, Suite 3100, Chicago, IL 60611, Email: cwerner@c3bullion.com, Tel: 920-207-0100, support@C3Bullion.com and www.C3Bullion.com, a corporation having an office at [Address] (“Client”).

(each a “Party”, collectively the “Parties”)

WHEREAS:

A. The Client wishes to establish a framework by which it shall be able to engage Mine Plus to perform professional services from time to time with respect to the Client’s project(s) described in the respective Work Orders (as defined below); and

B. Mine Plus wishes to establish a framework by which it may perform the services.

1 MINE PLUS OBLIGATIONS

0.1Services to be provided

Mine Plus agrees to provide and Client agrees to receive the services (“Services”) as set forth in subsequent Work Orders that reference the Agreement (each a “Work Order”).

0.2Work Order

Each Work Order shall include:

•a brief description of the relevant Project;

•a description of the scope of services to be performed by Mine Plus;

•the compensation payable by the Client to Mine Plus for the Services;

•the schedule for the performance of the Services; and

•any other terms and conditions as may be specific to the Services, including any express variances to the terms as set out in this Agreement,

Neither party is obliged to enter into a Work Order.

Mine Plus shall not be required to perform any services until the parties have signed a Work Order covering such services.

0.1Changed Conditions

If Mine Plus identifies changed conditions that will impact on the Services, including but not limited to changes in the scope of the Services, additional work required, or additional fees required, Mine Plus shall notify Client of these changed conditions. Client and Mine Plus shall promptly use reasonable best efforts to agree to a new Work Order or Amendment to the Work Order, that will take the changed conditions into account.

0.2Standard of Care

Mine Plus shall perform the Services with the degree of care, skill, and diligence normally provided and ordinarily exercised by members of the profession for services of a similar nature under similar conditions at the time and place that such Services are performed.

Except as expressly set out in the Work Order, there are no further representations, warranties or conditions of any kind, whether express or implied, statutory or otherwise, including any warranty of error-free operation.

0.3Insurance

Mine Plus shall provide, pay for, and maintain in force at all times the following insurance coverage while performing Services performed pursuant to the Work Order, subject to such insurance being available to Mine Plus on commercially acceptable terms Agreement at levels Mine Plus determines is appropriate for the Services provided:

(a)Worker's Compensation Insurance as may be required by all state/provincial and federal workers' compensation acts as may be applicable to the services performed hereunder;

(b)Automotive Liability Insurance with coverage for both bodily injury and property damage;

(c)Commercial General Liability Insurance covering liabilities for death and personal injury and liabilities for loss of or damage to property; and

(d)Professional Liability Insurance (Errors and Omissions Insurance).

0.1Conflicts.

Client acknowledges that Mine Plus provides many different professional services to clients worldwide, and Mine Plus cannot be certain that it will identify promptly all situations where there may be a conflict with the interests of Client. Client shall notify Mine Plus promptly of any potential conflict affecting the Agreement, or of which it becomes aware during the performance of the Services.

0.2Permits

Mine Plus shall use all reasonable efforts to ensure that Mine Plus, Mine Plus's employees and agents, and the employees and agents of its subcontractors at all times have applicable visas, work permits, and other documentation necessary for performance of the Services. Any cost associated with such permitting shall be reimbursable in accordance with Section 3 of this Agreement.

1CLIENT OBLIGATIONS

1.1Right of Entry and Safety

Client shall provide to Mine Plus the right to enter, or otherwise assist Mine Plus to gain entry, to any premises or locations where the Services are required to be performed (the “Site”). Responsibility for safety in, on or about the Site will remain the responsibility of the Site owner, except for the activities of Mine Plus and Mine Plus’s employees, officers, directors, affiliates, and contractors which shall be the responsibility of both parties. Mine Plus shall carry out the Services in accordance with Mine Plus’s health and safety plan and the policies of Client, as communicated to Mine Plus in writing. Mine Plus will not have control of the operations or activities of others, nor shall it be inferred by any party that Mine Plus is responsible for Site safety. Mine Plus personnel are authorized to refuse to accept conditions at the Site which may be reasonably deemed to be unsafe. The cost associated with any delay due to unsafe conditions will be for the account of Client.

1.2Travel

Client shall provide safe and secure transportation with qualified drivers and pilots, security personnel, and safety equipment as reasonably necessary given the Site location, to and from the Site for Mine Plus personnel. Mine Plus personnel shall have the right to refuse the transportation provided if they are of the opinion that the transportation is not safe or secure. Any additional costs associated with providing replacement transportation or making the current transportation safe and secure, including any costs or standby charges resulting from any delay, shall be borne by

Client.

If Travel is provided by Mine Plus any cost associated with such arrangements shall be reimbursable in accordance with Section 3 of this Agreement.

1.3Information Provided by Client

Client shall make available to Mine Plus all relevant information or data pertinent to the Services, including, but not limited to, all regulatory, legal, or other governmental conditions relating to the Services. Client shall inform Mine Plus of all reports or other materials that relate to Services, and furnish or otherwise assist Mine Plus to gain access to them. Mine Plus shall be entitled to rely upon the accuracy and completeness of such information and data furnished by, on behalf of, or through Client, including information and data originating with any other consultant, unless there is an obvious error in the information or data.

2PAYMENT

2.1Contract Amount

Subject to the terms and conditions of the Agreement and the applicable Work Order, Client shall pay to Mine Plus the hourly, lump sum, contingency, or other payments, plus all disbursements, both as stipulated in the Work Order, and on the terms set out in section 3.5.

Any compensation to Mine Plus for time spent outside of the scope of a Work Order shall be based upon Mine Plus’s prevailing fees and reimbursement expenses. Mine Plus reserves the right to not proceed with such additional services subject to receipt of the Client’s approval, including approval of additional funding.

2.2Reimbursable expenses

Mine Plus will, following the Client’s prior written approval and upon presentation of valid receipts, if requested, be reimbursed for the Mine Plus’s reasonable and necessary expenses including materials, supplies, transportation/travel (subject to Article 2.2 of this Agreement), accommodation and subsistence costs actually incurred in the performance of the Services. All Reimbursable expenses will be charged at cost plus 10%, except for extraordinary disbursements which will be identified by Mine Plus prior to Mine Plus’s accrual of the expense. In addition, Mine Plus shall add an overhead charge to cover communications, administrative, and IT charges, calculated as a percentage of professional fees. This overhead charge is payable as a Reimbursable expense. Without limiting the foregoing, the Client will reimburse the Mine Plus for travel and other related expenses Per Diem of US$80 per person/employee while in Vancouver, Canada or other location in Canada as requested by the Client.

2.3Withholding Taxes

All fees payable to Mine Plus for the Services are net of any and all withholding taxes levied by any government. In the event that any taxes are levied against or deducted from the remuneration paid to Mine Plus, Client shall gross up the amount paid to Mine Plus to compensate for such taxes.

2.4Other Taxes

Client agrees that it shall pay to Mine Plus, in addition to the fees or any other amounts payable hereunder and agreed to in the Agreement, the amount of any goods and services tax, harmonized sales tax, value added tax, or other taxes that may be payable on the said fees or any other amount required by Client to be withheld pursuant to applicable laws and any other amounts payable by Client under the Agreement, including any taxes which first came into effect or are increased after the date of the Agreement so that Mine Plus receives the full amount stipulated in the Work Order net of all such taxes and withheld amounts. This obligation shall not extend to taxes assessed against Mine Plus on its income in Mine Plus’s country of incorporation.

2.5Invoicing and Payment

Within five working days following the end of each calendar month, Mine Plus shall submit to the Client an invoice, in form and content satisfactory to the Client, for amounts owing to it in respect of Services performed during that calendar month.

Invoices will be submitted marked as follows:

C3Bullion, Inc.

875 N. Michigan Avenue

Suite 3100

Chicago, IL 60611

Email: cwerner@c3bullion.com

Tel: 920-207-0100

support@C3Bullion.com and www.C3Bullion.com

Attention: [Christopher Werner, Chairman and CEO, cwerner@c3bullion.com]

Contract No [MSA_MPG_XXX_2023_001/WO_MPG_XXX_2023_00X]

The Client shall compensate Mine Plus for all hours worked and other costs incurred in the performance of the Services at the rates and on the terms set out in this Agreement and the Work Order.

Mine Plus shall invoice the Client for Services performed pursuant to any Work Order and the Client shall pay such invoices upon receipt. Invoice payments will be processed 50%/50% EUR/USD, except as otherwise provided and agreed by Parties in Work Order.

Invoices not paid within 30 calendar days of the invoice date shall be subject to an interest charge of 1.5% per month from the date of billing until paid. No deduction or set-off shall be made by the Client from the fee payable to Mine Plus. Payments are in no case subject to unilateral discounting or set-off by Client.

In the event any unforeseen problems or expenses arise in the course of carrying out the services Mine Plus shall endeavor to inform Client and shall be entitled to charge additional fees to cover extra time and cost necessarily incurred to complete the services.

All disbursements will be charged at cost plus 10%, except for extraordinary disbursements which will be identified by Mine Plus prior to Mine Plus’s accrual of the expense.

2.6Rates

Subject to the Contract Documents, Mine Plus will be paid an hourly charge-out rate determined by reference to the table of hourly rates attached to this Article 3.6 and PART THREE – FEE PARTICULARS of the Work Order for all time spent by its

Personnel in the performance of the Services as verified by time sheet records submitted to and approved by the Client.

Mine Plus acknowledges and agrees that the Hourly Rates are inclusive of salary, wages, burdens and benefits, overtime allowance, bonus, tele-medical costs, overhead expenses and profit.

The Client and Mine Plus acknowledge and agree that the Hourly Rates:

-Are in US Dollars ($);

-Are subject to annual adjustment on January 1st of each year based on Inflation rate for the previous calendar year;

-Do not include any taxes or VAT;

The Company shall pay the Consultant for the Services on a fees basis as per Hourly Rates values based on resources:

European resources:	$/h	US resources:	$/h
Executive	210	Executive	270
Management/Technical	130	Management/Technical	205
Senior	110	Senior	140
Junior	90
Admin	60

3

4INDEMNIFICATION, EXCLUSION AND LIMIT OF LIABILITY

4.1Indemnification

Parties agree to hold harmless and indemnify other Party, its affiliates, and their respective officers, directors, employees, and contractors from and against any claims, to the extent they arise from the willful, fraudulent, or negligent acts or omissions of Client or its officers, directors, employees, or contractors other than the Party (collectively, “Party Persons”) in connection with, arising from, or related to the Services.

4.2Exclusion of liability

Subject to Article 4.1, Mine Plus shall not be responsible for and has no liability with respect to any liabilities, damages or costs incurred by the Client Parties as a result of third party claims brought or made against the Client Parties, arising, directly or indirectly, solely as a result of the performance of the Services by Mine Plus, and the Client shall indemnify and hold harmless Mine Plus, its officers, employees and agents from and against any liabilities, damages and costs incurred by Mine Plus as a result of such third party claims.

4.3Limits of Liability

Notwithstanding any other provision of the Work Order, Mine Plus’s liability for claims which the Client has or may have against Mine Plus or Mine Plus’s employees, agents, representatives, subcontractors and sub-consultants relating to the Services performed pursuant to the Work Order, whether arising in contract, tort, statute or otherwise, shall be limited to:

(a)claims brought within one (1) year from the date of the completion, termination, or suspension of Services, whichever shall first occur; and

(b)to the extent the aggregate total of $250,000.

No officer, employee or agent of Mine Plus shall have any personal liability to the Client, its directors, officers or employees in respect of any claim whether arising in contract, tort, statute or otherwise arising from or related to the Services.

The limit set forth in subsection (b) above shall not apply to claims resulting from the gross negligence or fraud of

Mine Plus or any Mine Plus Person.

4.1No Consequential Damages

Notwithstanding anything to the contrary in the Work Order, neither party shall be liable to the other party for any special, punitive, contingent, indirect, consequential or pure economic loss or damage, including without limitation business interruption, loss of use, profit, revenue, earnings, expected savings or other commercial economic losses of any kind, whether or not such losses or damages were foreseeable and whether or not the parties were advised of the possibility of them, with respect to the Services or otherwise.

5WORK PRODUCT AND INTELLECTUAL PROPERTY

5.1Ownership of Work Product

Upon payment in full for the Services all final documents issued by or through Mine Plus, which are incorporated into the final deliverable corresponding to the Services (the “Work Product”) shall become the property of Client.

For greater certainty, the source files and originals of the above enumerated documents are not part of the Work Product. Mine Plus is entitled to a copy of the Work Product. Any Work Product furnished to Client or its agents and not paid for will be returned upon demand and will not be used by Client. If the Services include the provision of a formal report, Mine Plus may include language in the report that identifies the existence of the Agreement and any terms herein.

5.2Future use of data

Mine Plus may reuse any data in the Work Product for any purpose subject to the Non-Disclosure Agreement executed by Parties or any other agreement between Mine Plus and Client or between Mine Plus and any third party regarding Confidential Information. In particular, Mine Plus may reuse data collected by Mine Plus during the provision of services in databases controlled by Mine Plus.

5.3Ownership of Intellectual Property

Each Party shall remain the sole owner of all patents, copyrights, industrial designs, trademarks, and other rights under law with respect to discoveries and inventions (patented, patentable or otherwise), designs, drawings, logos, brands, service marks, trade and business names, copyrights, methodologies, information, procedures, processes, data, data sets and databases (hard copies and machine readable), integrated circuit topographies, knowledge, know-how, trade secrets, software (in source code or compiled code form) and all registrations and applications for registration related thereto belonging to either Party prior to the Effective Date, including any enhancements thereto made after the Effective Date and nothing in this Agreement shall prevent, limit or restrict the respective use or exploitation by each Party of its respective Background Intellectual Property.

To the extent any of Mine Plus’s Background Intellectual Property is incorporated into the Work Product, Mine Plus shall grant to Client a non-exclusive, irrevocable, royalty free, fully paid license to use any Intellectual Property embodied in the Work Product as required to use, reproduce, and distribute the Work Product, Mine Plus hereby grants the Client a non- exclusive, irrevocable, perpetual and royalty-free license to use such Background Intellectual Property for the purposes of the Project.

5.4Improper use of Work Product

If the Client:

(a)uses the Work Product or provides it to third parties for purposes other than the purposes for which the Work Product was provided in connection with the Project without Mine Plus’s prior written consent; or

(b)alters the Work Product without Mine Plus’s prior written consent,

then the Client shall indemnify Mine Plus against claims of any kind (including claims from the Client or from a third party) and all costs (including legal costs) associated with such improper use or alteration, and Mine Plus shall not in any way be responsible for the consequences of any such improper use or alteration.

6TERM AND TERMINATION

6.1Term

The Agreement shall remain in full force and effect until the earlier of December 31, 2026 or termination in accordance with this section 6.

6.2Termination of the Agreement

Either party may, on 30 days written notice to the other party, terminate this Agreement. Such termination shall not affect any Work Orders that, at the time of the termination, are incomplete and notwithstanding the termination of this Agreement the parties shall complete their obligations as set out in an outstanding Work Order.

6.3Termination of the Work Order

The Work Order may be terminated by either party upon 30 days’ written notice to the other upon which Mine Plus shall perform no further Services other than those considered necessary by Mine Plus to wind down the performance of the Services in a professional manner, including placing its files in an order satisfactory to retain a proper record of Services completed, and to protect its professional liability.

6.4Effect of Termination

In the event of termination of the Agreement or an outstanding Work Order in accordance with section 6, termination shall occur upon the date set out in a written notice of termination provided by the terminating party. If the Agreement is terminated, any outstanding Work Order not terminated continues to be governed by the terms of the Agreement until the Services have been completed or such Work Order is terminated in accordance with this section 6. If a party terminates the Agreement or an outstanding Work Order as provided for in the Agreement, that party will not be liable for any penalties, costs, or damages to the other party, except that Mine Plus shall be paid by Client for Reimbursable expenses incurred and Services rendered up to and including the date of termination as well as reasonable demobilization expenses, if any. These rights of termination will not limit any other right or remedy of either party whether in law or equity.

6.5Survival

All provisions of this Agreement that by their nature are intended to survive termination of this Agreement shall survive termination.

7FORCE MAJEURE

If either party to this Agreement or/and any Work Order is prevented from, or delayed in, performing any of its obligations under the Agreement and/or Work Order by reason of force majeure, then such party shall not be liable to the other for its failure to perform, or for its delay in the performance of, its obligations under the Work Order and shall be excused punctual performance of such obligation for the period of time that the event of force majeure remains in effect.

As used herein, "force majeure" shall include, but not be limited to: war, hostilities, acts of foreign enemy, invasion, warlike operations, acts of terrorism, civil war, civil disobedience, blockade, bad weather, earthquake, flood, fire or other natural physical disaster, and strike, lock out or other industrial concerted action by workers, but does not include:

(a)the COVID-19 pandemic conditions and restrictions as they exist as of the Effective Date;

(b)economic hardship, or for lack of money, credit or markets or inability to pay any sum of money;

(c)late performance by Mine Plus caused by Mine Plus’s failure or inability to engage or retain qualified Personnel or to hire an adequate number of Personnel;

(d)delays in the performance of the obligations of a Party or its Personnel unless that delay is itself caused by Force Majeure or by the default or negligence of the other Party.

In no event shall lack of finances or inability to perform because of the financial condition of either party constitute force majeure on the part of such party.

8DISPUTE RESOLUTION, GOVERNING LAW

8.1Dispute Resolution

In the event a dispute arises between the parties in connection with the Agreement, other than with respect to payment of an invoice, the parties shall attempt in the first instance to resolve such dispute through reasonable and business-like consultation wherever possible, at the level where the dispute first arises. If and to the extent the parties cannot resolve such dispute through amicable negotiation within two calendar weeks of the beginning of the dispute resolution attempt outlined above, the parties shall then refer the dispute to senior management of each of the parties for resolution. If the dispute is not resolved following referral to senior management within thirty (30) days of such referral, or such other time as the parties may agree in writing, the Dispute shall be settled by mediation; and if within (7) seven days of completion of the mediation the Dispute is not settled by agreement, then either party may request the other party to agree to settle the Dispute by binding arbitration, or may without further notice commence litigation.

8.2Governing Law

The Agreement and any dispute, controversy, proceedings, or claim of whatever nature arising out of or in any way relating to the Agreement or its formation, shall be governed by and construed in accordance with the laws of United States of America.

9NOTICES

All notices required under the Agreement shall be in writing and effective if delivered in person or sent by email, registered mail, or courier addressed to the party for whom it is intended at the address set out above or the email address set out in the signature block below. A notice will be considered to have been received (a) if sent by email, upon the sender receiving confirmation of receipt of the message; (b) if mailed or couriered in Canada or the United States, upon the fifth business day following posting; and (c) if mailed or couriered outside of Canada or the United States, upon the tenth business day following posting, except that in the case of a disruption or an impending or threatened disruption in postal services every notice will be delivered by courier or email. The address or email of either party will be provided in each Work Order.

10GENERAL

10.1 Counterparts

Agreement and any Work Order may be executed and delivered in several counterparts, including by email (or other similar electronic means), each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall be but one and the same instrument.

10.2Supplemental Agreements

The parties will execute and deliver all other appropriate supplemental agreements and other instruments, and take any other action necessary, to give full effect to the Agreement and to make the Agreement legally effective, binding, and enforceable as between them and as against third parties.

10.3Provisions

If any provision of the Agreement is determined to be invalid or unenforceable, in whole or in part, the invalidity or unenforceability will attach only to that provision or part provision, and the remaining part of the provision and all other provisions of the Agreement will continue in force and effect.

10.4Amendments in Writing

The Agreement, and any Work Order issued hereunder, is the entire agreement between the parties and supersedes any prior agreement relating to the Services, other than those incorporated by reference. There are no representations or warranties, express or implied, statutory or otherwise, and no agreements collateral to the Agreement, other than as expressly set out or referred to in the Agreement. The Agreement may be amended or supplemented only by a written agreement signed by each party.

In the event of termination or expiration of the Agreement or any Work Order, sections 4 and 5 of the Agreement shall survive and continue to be of effect.

TO EVIDENCE THEIR AGREEMENT Client and Mine Plus have executed the Agreement on the dates set out below.

For and on behalf of C3 Bullion, Inc.

___________________________________

Director

Date:

For and on behalf of Mine Plus

___________________________________

Director

Date: